                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         Midland Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  597517-10-1
                                 --------------
                                 (CUSIP Number)









     David M. Schneider, 6300 Wilson Mills Road, Mayfield Village OH 44143
                                 (216) 446-7870
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               November 18, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                                           --------------------------------------------
CUSIP NO.597517-10-1                                                        13D                                 PAGE 2 OF 6 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     The Progressive Corporation 34-0963169
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                   WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                                  -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                               353,000
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                   -0-
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                 353,000
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 353,000
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    6.4%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                                  HC, CO
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 4 Pages

---------------------------------------------                                           --------------------------------------------
CUSIP NO.                                                        13D                                            PAGE 2 OF 6 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Progressive Investment Company, Inc. 34-1378861
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                    AF
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                                  -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                              353,000
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                   -0-
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                353,000
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     353,000
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   6.4%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                        CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 4 Pages

ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  The class of equity securities to which this statement relates is the common stock, no par value ("Common Stock"), of Midland Financial Group, Inc., a Tennessee corporation (the "Company"), which has its principal executive offices at 825 Crossover Lane, Memphis, Tennessee 38117.

ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

                  This statement is filed by The Progressive Corporation, an Ohio corporation ("Progressive"), and Progressive Investment Company, Inc., an Ohio corporation and a wholly owned subsidiary of Progressive ("PICI"). The address of Progressive's principal business and principal office is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143. Progressive is an insurance holding company which, through its subsidiaries, provides personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and Canada. The address of PICI's principal business and principal office is 911 Washington Street, Wilmington, Delaware 19801. PICI is a subsidiary of Progressive that manages the investments of Progressive and its other subsidiaries.

                  Set forth in Appendix A hereto are the names, residence or business addresses, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Progressive and PICI. Each such person is a citizen of the United States.

                  During the last five years, none of Progressive, PICI or any of the persons named in Appendix A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  The Common Stock was acquired by PICI in several transactions during the period beginning July 26, 1996 and ending November 21, 1996. The purchase price of the Common Stock during this same period ranged from $8.375 to $9.00. As of the date hereof, the aggregate purchase price for the Common Stock was $3,048,188. PICI has used retained earnings of Progressive to fund the acquisitions. Any future acquisitions of Common Stock by PICI, and the acquisition of Common Stock by Progressive pursuant to the Merger Agreement (as described in Item 4), will also be funded with retained earnings of Progressive.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  Progressive, through PICI, initially purchased 213,000 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock, in July and August 1996 for investment purposes. Subsequent to those initial purchases, Progressive entered into negotiations with the Company regarding a possible merger between the Company and Progressive. On November 6, 1996, Progressive, the Company and TPC Acquisition Corp., a Tennessee corporation and a wholly owned subsidiary of Progressive ("Acquisition Corp."), entered into the Agreement and Plan of Merger (the "Merger Agreement"). Several days after the Merger Agreement was publicly announced and the financial results of the Company for the period ending September 30, 1996 were released, PICI acquired additional shares of Common Stock through open market purchases.

                  Pursuant to the Merger Agreement, Acquisition Corp. will be merged into the Company (the "Merger"), each outstanding share of Common Stock will be converted into the right to receive from Progressive $9.00 in cash. Following the Merger, the Company will be a wholly owned subsidiary of Progressive.

                  The completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Company's stockholders. No assurance can be given that the Merger will be consummated, but assuming that it is consummated, Progressive expects that: (i) the Certificate of Incorporation and Bylaws of the Company will be amended; (ii) the present directors and officers of the Company will be replaced by the directors and officers of Acquisition Corp.; (iii) there is unlikely to be a specific dividend policy for the Company; (iv) the Company's Common Stock will no longer be included in the NASDAQ National Market System or otherwise quoted by NASDAQ; and (v) registration of the Company's Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934 will be terminated.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------

                  (a) PICI owns beneficially 353,000 shares of Common Stock, representing approximately 6.4% of the outstanding Common Stock; Progressive, as the parent of PICI, is the indirect beneficial owner of these same shares of Common Stock. Mr. Charles B. Chokel, Treasurer and Chief Financial Officer of Progressive, owns beneficially 1,100 shares of Common Stock, representing less than 1% of the outstanding Common Stock.

                  (b) Progressive and PICI share voting power to vote and to dispose of the shares described in paragraph (a) above. Mr. Chokel has the sole power to vote and to dispose of the shares described in paragraph (a) above.

                  (c) Except as described herein, none of PICI, Progressive or any of the persons identified in Appendix A have effected any transaction in the Company's Common Stock in the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in paragraph (a).

                  (e)      Inapplicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
                  ------------------------------------------------------
                  WITH RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------------

                  Except for the Merger Agreement or as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the persons named in Item 2 above or between such persons and any other persons with respect to any securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
                  --------------------------------

                  Exhibit A-The Agreement and Plan of Merger, dated as of November 6, 1996, among Progressive, Acquisition Corp. and the Company. The Company Disclosure Schedule to the Agreement and Plan of Merger has been omitted, but it will be furnished supplementally to the Securities and Exchange Commission upon request.

                  Exhibit B-Agreement between The Progressive Corporation and Progressive Investment Company, Inc. pursuant to Rule 13d(1)(f)(1)(iii).

                        [REMAINDER OF PAGE INTENTIONALLY
                                   LEFT BLANK]

                            [SIGNATURE PAGE FOLLOWS]

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE PROGRESSIVE CORPORATION
                                      PROGRESSIVE INVESTMENT COMPANY, INC.

                                      By: /s/ David M. Schneider
                                         --------------------------
                                         David M. Schneider
                                         Chief Legal Officer and
                                            Secretary

Date:  November 26, 1996

                                                                       EXHIBIT B

                  This Exhibit B to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, The Progressive Corporation and Progressive Investment Company, Inc., hereby agree that the
Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

                                    THE PROGRESSIVE CORPORATION
                                    PROGRESSIVE INVESTMENT COMPANY, INC.

                                    By: /s/ David M. Schneider
                                       --------------------------
                                       David M. Schneider
                                       Chief Legal Officer and
                                         Secretary

Date:  November 26, 1996

                                                                      Appendix A

         DIRECTORS AND EXECUTIVE OFFICERS OF THE PROGRESSIVE CORPORATION
                    AND PROGRESSIVE INVESTMENT COMPANY, INC.

                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of The Progressive Corporation ("Progressive") and Progressive Investment Company, Inc. ("PICI").

                                                                 PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                                    AND NAME, PRINCIPAL BUSINESS
              NAME AND                                               AND ADDRESS OF ORGANIZATION
          BUSINESS ADDRESS                                         IN WHICH EMPLOYMENT CONDUCTED(2)
          ----------------                                         ------------------------------
A.       DIRECTORS OF PROGRESSIVE

Peter Lewis(1)....................................      President and Chief Executive Officer and a director
                                                        of Progressive; Chairman of the Board of
                                                        Progressive; President, Chairman of the Board, Chief
                                                        Executive Officer and a director of Progressive
                                                        Casualty Insurance Company, the principal subsidiary
                                                        of Progressive

Milton N. Allen...................................      Director of various companies
12 Lieutenant River Lane
Old Lyme, Connecticut 06371-2315

B. Charles Ames...................................      Principal, Clayton, Dubilier & Rice, Inc., New York,
25700 Science Park                                      New York (investment banking)
Landmark Center, Suite 180
Beachwood, Ohio 44122-7312

Charles A. Davis..................................      Limited Partner, Goldman, Sachs Group L.P.
85 Broad Street
New York, NY  10004

Stephen R. Hardis.................................      Chairman of the Board and Chief Executive Officer of
Eaton Center                                            Eaton Corporation, Cleveland, Ohio (manufacturing)
1111 Superior Avenue
Cleveland, Ohio 44114-2507

Janet Hill........................................      President, Staubach Alexander Hill, LLC, Washington,
400 C Street, NE                                        D.C. (commercial real estate consulting)
Washington, D.C. 20002

Norman S. Matthews................................      Consultant, New York, New York
650 Madison Avenue
23rd Floor
New York, New York 10022-1004

Donald B. Shackelford.............................      Chairman of the Board, State Savings Company,
20 East Broad Street                                    Columbus, Ohio (savings and loan)
Columbus, Ohio 43215-3403

Paul B. Sigler....................................      Professor, Yale University and Investigator in the
260 Whitney Avenue/JWG 423                              Howard Hughes Medical Institute
P.O. Box 208114
New Haven, Connecticut 06520-8114

---------------------------

1 The business address of such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

2 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

                                                               PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                                  AND NAME, PRINCIPAL BUSINESS
     NAME AND                                                      AND ADDRESS OF ORGANIZATION
 BUSINESS ADDRESS                                                IN WHICH EMPLOYMENT CONDUCTED(2)
 ----------------                                                ------------------------------

B.       EXECUTIVE OFFICERS OF PROGRESSIVE

Peter B. Lewis(1).................................      See Section A. above

Alan R. Bauer(1)..................................      Process Leader - International and Internet

Charles B. Chokel(1)..............................      Treasurer and Chief Financial Officer

Allan W. Ditchfield(1)............................      Chief Information Officer

W. Thomas Forrester, II(1)........................      Process Leader - Ownership

William H. Graves(1)..............................      Process Leader - Claims

Daniel R. Lewis(1)................................      Process Leader - Agent Marketing

Robert J. McMillan(1).............................      Process Leader - Product

Glenn M. Renwick(1)...............................      Process Leader - Consumer Marketing

David M. Schneider(1).............................      Chief Legal Officer and Secretary

Tiona M. Thompson(1)..............................      Chief Human Resources Officer

C.       DIRECTORS AND EXECUTIVE OFFICERS OF PICI

Charles B. Chokel(1)..............................      Director and President; see Section B. above

Janet A. Dolohanty(1).............................      Director, Vice President and Treasurer

Kenneth J. Kubacki................................      Director; Manager of various holding and investment
911 Washington Street                                   companies
Wilmington, Delaware 19801

David M. Schneider(1).............................      Chief Legal Officer and Secretary



---------------------------

1 The business address of such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

2 The business address of the organization in which each person's employment is conducted is the same as such person's business address.